1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:           .)

TSMC April 2009 Sales Report
Hsinchu, Taiwan, R.O.C. — May 8, 2009 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for April 2009: on an unconsolidated basis, sales were approximately NT$21.75 billion, an increase of 59.7 percent over March 2009 and a decrease of 22.6 percent from April 2008. Revenues for January through April 2009 totaled NT$59.34 billion, a decrease of 47.7 percent compared to the same period in 2008.
On a consolidated basis, net sales for April 2009 were approximately NT$ 22.45 billion, an increase of 58.1 percent over March 2009 and a decrease of 22.2 percent from April 2008. Revenues for January through April 2009 totaled NT$61.95 billion, a decrease of 46.8 percent compared to the same period in 2008.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2009*	2008	Increase (Decrease) %
April	21,745	28,094	(22.6)
January through April	59,304	113,324	(47.7)

*	Year 2009 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2009*	2008	Increase (Decrease) %
April	22,450	28,863	(22.2)
January through April	61,950	116,343	(46.8)

*	Year 2009 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager PR Department, TSMC Tel: 886-3-563-6688 ext. 7125038 Mobile: 886-911-258751 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department, TSMC Tel: 886-3-563-6688 ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
May 08, 2009
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,
3) endorsements and guarantees, and 4) financial derivative transactions for the period of April. 2009.
1)	Sales volume (in NT$ thousand)

Period	Items	2009	2008
Apr	Net sales	21,744,748	28,093,630
Jan.-Apr.	Net sales	59,304,442	113,323,733
2)	Funds lent to other parties (in NT$ thousand): None

3)	Endorsements and guarantees (in NT$ thousand): None

4)	Financial derivative transactions (in NT$ thousand)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	4,039,302	16,683,697	—	—	—	—	—
	Mark to Market Profit/Loss	—	92,177	249,003	—	—	—		—
	Unrealized Profit/Loss	—	98,008	284,330	—	—	—		—
Expired Contracts	Notional Amount	—	49,562,852	20,364,828	—	—	—	—	—
	Realized Profit/Loss	—	(287,577)	(188,939)	—	—	—		—
TSMC’s subsidiaries

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—	—		—
Premium Income (Expense)		—	—	—	—	—	—		—
Outstanding Contracts	Notional Amount	—	234,410	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(334)	—	—	—	—		—
	Unrealized Profit/Loss	—	936	—	—	—	—		—
Expired Contracts	Notional Amount	—	443,722	—	—	—	—	—	—
	Realized Profit/Loss	—	(1,928)	—	—	—	—		—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: May 8, 2009	By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer